

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

Via E-mail
Mr. Michael A. Weiss
Chief Executive Officer
Express, Inc.
1 Express Drive
Columbus, OH 43230

> **Re:**   **Express, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **January 28, 2012**
> **Filed March 23, 2012**
> **File No. 001-34742**

Dear Mr. Weiss:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Quarter ended October 27, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 23

1. We note the historical trends of sales in your retail stores and your e-commerce channels. We specifically note that your e-commerce sales increased 60% in 2010, 39% in 2011 and 21% in the third quarter of 2012 and represented approximately 12% of your total net sales in the third quarter of 2012. To help investors gain a more thorough understanding of your sales, trends in profitability, and potential variability, please provide a more robust discussion of e-commerce sales and its impact on gross profit for each period presented. Please also discuss historical trends, causative factors, and your consideration as to whether those trends

are likely to continue. Please provide us with the text of your proposed disclosure based on your October 27, 2012 results that you plan to include in future filings. See SEC Release 33-8350 for guidance.

2. Considering the rapid increase in your e-commerce business (i.e. approximately 12% of your net sales), provide us with and confirm that you will include in future filings the comparable store sales change for each period presented excluding your e-commerce sales.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at 202-551-3388 or Nasreen Mohammed at 202-551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining